EATON VANCE SENIOR INCOME TRUST(EVF)

2020 ANNUAL SHAREHOLDERS MEETING

OCTOBER 23, 2020 PRESENTATION TO ISS

1

THE PROPOSAL

Proposal 1:

- To elect 3 Class I Trustees (Board Nominees): Thomas E. Faust Jr., Cynthia E. Frost and Susan J. Sutherland

  - Saba Capital Master Fund, Ltd. and Saba Capital Management, L.P. (together, Saba) has nominated 3 individuals (Saba Nominees) to serve on EVF's Board of Trustees (Board).

- To elect 1 Class I Trustee (Auction Preferred Shares (APS) Board Nominee): Valerie A. Mosley

  - The APS Board Nominee's nomination is unopposed.

We urge ISS to support the Board's unanimous recommendation FOR the Board Nominees and the APS Board Nominee on the WHITE proxy card.

WHO IS SABA?

- **Saba is an activist closed-end fund investor whose short-term interests are not aligned with EVF's long-term shareholders.**

  - According to data obtained from FactSet Research Systems, Inc., Saba Capital Management, L.P. (Saba Capital) is an activist investor that frequently targets registered closed-end funds and, since it was founded in 2009, has engaged in 40 activist campaigns against registered closed-end funds, involving 40 Schedule 13D filings, 27 proxy contests, 27 shareholder proposals, 22 proposed slates of director/trustee nominees, and 20 publicly disclosed letters to a board of directors/trustees and/or management.

  - Saba Capital is a registered investment adviser and sponsor of opportunistic hedge funds that seeks to generate short-term profits by buying closed-end fund shares at a discount to net asset value and then agitating to create opportunities to sell its shares at narrower discounts.

  - Saba has a track record of pushing for liquidity events that, if successful, could leave EVF with higher expenses, less investment flexibility and reduced shareholder liquidity.

- **Saba has not demonstrated why the Saba Nominees are qualified to serve on the board of a closed-end fund.**

  - The Saba Nominees have no closed-end fund experience; all three have been nominated by Saba in other recent proxy contests involving closed-end funds sponsored by other firms.

  - The "reason" for Saba's solicitation–because they are "one of the largest shareholders of EVF"—underscores how little even they have to say about the Saba Nominees' qualifications or how such Saba Nominees' election to the Board would benefit the Fund.

- **The SEC and Congress have warned about investors like Saba.**

  - "…[C]losed-end funds are ordinarily held by…buy-and-hold, mom-and-pop investors who bought the fund on the understanding that it wouldn't be attacked in this way…."[1] – Former SEC Commissioner Robert Jackson Jr. 9/24/19

  - An SEC Report emphasized that "fund holding companies . . . pose a real potential for the exercise of undue influence or control over the activities of portfolio funds."[2]

1: House Financial Services Committee's Securities and Exchange Commission Oversight Hearing, September 24, 2019, https://www.c-span.org/video/?464386-1/sec-commissioners-testify-house-financial-services-committee&start=4050.

2: SEC, Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337, ch. 8, at 315 (1966).

FUND SNAPSHOT

- **Investment objective**: A high level of current income, consistent with the preservation of capital.

- **Investment strategy**:

  - The Fund invests at least 80% of its total assets in senior, secured floating-rate loans.

  - Eaton Vance is a leader in floating-rate loans, with one of the longest track records and longest-tenure teams, and largest AUM.*

- **Leverage:** The Fund employs leverage to seek opportunities for additional income. The Fund has issued preferred shares and borrowed to establish leverage.

- **Total Net Assets**: Approximately $244.8 million as of 9/30/20

- **Experienced, Diverse and Independent Board:**

  - Composed of 11 highly qualified individuals, 10 of whom are independent.

  - Each Independent Trustee formerly served as a senior investment professional or in another senior role at one or more asset management companies, or has extensive legal or accounting experience.

  - 5 of the 10 independent Trustees bring gender and/or racial diversity to the Board.

  - 73% of the Board's current members have joined since 2014; average tenure of EVF's independent Trustees is 5 years.

- **Portfolio Managers:** *John Redding* (33 years of investment experience); *Andrew Sveen, CFA* (25 years of investment experience)*; Catherine McDermott* (32 years of investment experience)*; William Holt, CFA* (16 years of investment experience); *Daniel P. McElaney, CFA* (18 years of investment experience)

*eVestment Alliance/Morningstar, 6/30/2019. Based on combined eVestment Alliance Floating-Rate Bank Loan Fixed Income universe and Morningstar Bank Loan category using assets under management and oldest investment offering for each firm.

DELIVERING RESULTS FOR <u>ALL</u> SHAREHOLDERS

- **Strong Peer-Relative Returns:** EVF has been a strong performer relative to its peers in Morningstar's closed-end bank loan fund category over all time periods:

as of 9/30/20 at NAV	1Yr	3Yr	5Yr	10Yr	Since inception (10/31/98)
EVF	-1.73%	2.27%	4.99%	5.36%	4.67%
Morningstar Median	-2.10%	1.44%	3.78%	5.10%	3.64%
Morningstar Percentile	41	31	14	21	25

- **Returns versus the Unleveraged Benchmark:** The median return of leveraged closed-end bank loan funds underperformed the S&P/LSTA Leveraged Loan Index for the 1, 3 and 5 years ended 9/30/20. The Index is not leveraged and leverage hurt fund returns in recent periods. See page 11 of the Appendix for the returns of the Fund, the Morningstar category median and the benchmark as of 9/30/20.

- **Monthly Income:** 7.36% distribution rate at market price as of 10/1/20.

- **Fees and Expenses:** The Fund's fees and expenses are reviewed annually by the Board. In connection with such review in 2020, the Board considered (among other materials and information) a report from an independent data provider comparing the Fund's fees and expenses to such fees and expenses paid by comparable closed-end bank loan funds that employ leverage, as identified by the independent data provider ("comparable funds"). That report showed that the ***Fund's total fees and expenses (excluding investment-related expenses and taxes) were at the median of the comparable funds***.

- **Reduced Market Discount to NAV:** Discount reduced from -14.03% (at Fund's last FYE, 06/30) to -7.09% (as of 10/19/20).

PROPOSAL I:
BOARD NOMINEES PLAY KEY ROLES



Thomas E. Faust Jr., CFA

Only member of the Board affiliated with the Eaton Vance Organization

Brings in-depth knowledge of EVM Organization's portfolio management practices, investment teams and operating environment, as well as an in-depth understanding of the closed-end fund landscape.



Cynthia E. Frost

Chair of the Portfolio Management Committee

Brings extensive experience to the Board's oversight of portfolio strategy and investment risk. Ms. Frost has deep expertise in managing investment portfolios that make use of leverage.



Susan J. Sutherland

Chair of the Compliance Reports and Regulatory Matters Committee

Brings well-rounded experience having served on corporate boards, as well as over 30 years of professional experience as an attorney advising companies, investment banks and private equity firms in a broad range of corporate transactions and investments.

The Board Nominees' more fulsome biographies can be found in the Appendix on slides 12-15.

BOARD NOMINEES HAVE SPECIALIZED EXPERIENCE

The Board Nominees have extensive experience with:


Registered closed-end funds
Leverage
Floating-rate loans
EVF's strategy and operations
EVF's Adviser/ Service providers
EVF's Board

The Board Nominees each currently serve on the boards of at least 7 Eaton Vance funds that invest primarily in floating-rate bank loans, including funds that employ leverage.

EVF BOARD: A HISTORY OF ACTING IN THE BEST INTERESTS OF LONG-TERM SHAREHOLDERS

- **The Board, including the Board Nominees, is focused on enhancing long-term shareholder value.**

    - Established committee devoted to closed-end fund matters.

    - Assesses the closed-end fund structure annually to ensure it's in the best interests of each fund's shareholders.

    - Monitors fund distribution rates and considers changes, when necessary.

    - Reviews market prices and considers discount mitigation measures.

    - Oversees fund leverage structures.

The Board seeks to ensure that EVF operates in a manner that protects and advances the interests of ALL shareholders, not just the interests of Saba and its clients.

HISTORY REPEATING: STANDARD SLATE & SCHEME

- **The Saba Nominees have been selected not for their qualifications, but for their allegiance to Saba.**
  - **In these instances, Saba nominated the <u>same slate</u> and got what they really wanted: <u>a liquidity event</u>.**

Fund	Frederic Gabriel	Stephen Flanagan	Christopher Klepps	Resulting Liquidity Event
Neuberger Berman High Yield Strategies Fund (2020)	X	X	X	Tender Offer (Dec. 2020)
Pioneer Floating Rate Trust (2020)	X	X		Tender Offer (Dec. 2020)
BlackRock Muni New York Intermediate Duration Fund, Inc. (2019)	X	X	X	Merger (June 2020)
BlackRock Credit Allocation Income Trust (2019)	X	X		Tender Offer (Feb. 2020)
BlackRock Municipal Bond Trust (2019)	X	X		Merger (~Q1 2021)
Western Asset High Income Fund II Inc. (2019)	X	X		Tender Offer (Nov. 2020)
Western Asset Global High Income Fund Inc. (2019)	X			Tender Offer (Nov. 2020)
Invesco Senior Income Trust (2019)	X			Tender Offer (Dec. 2019)
Invesco High Income Trust II (2019)	X			Tender Offer (Dec. 2019)

CONCLUSION

ISS should recommend a vote **FOR** the Board Nominees and the **APS** Board Nominee on the **WHITE** proxy card.

Saba Nominees would bring less diversity, less closed-end fund knowledge and fewer critical skills to the EVF Board.

APPENDIX: RELATIVE PERFORMANCE AS OF 9/30/20



	1Y	3Y	5Y	10Y	Life of Fund
■ EVF	-1.73	2.27	4.99	5.36	4.67
● Category Median	-2.10	1.44	3.78	5.10	3.64
▲ Index	1.06	3.10	4.01	4.26	4.64

■ EVF ● Category Median ▲ Index

APPENDIX: BOARD NOMINEE BIOGRAPHIES



Thomas E. Faust Jr. Mr. Faust has served as a member of the Eaton Vance Fund Boards since 2007. He has served as Chairman and Chief Executive Officer of EVC since 2007 and as President of EVC since 2006. He is also Director and President of EV, Chief Executive Officer and President of Eaton Vance and BMR, and Director of EVD. Mr. Faust has served as a Director of Hexavest Inc. since 2012 and was a Director of SigFig Wealth Management LLC from 2016 to 2018. Mr. Faust previously served as an equity analyst, portfolio manager, Director of Equity Research and Management, and Chief Investment Officer of Eaton Vance from 1985-2007. He holds Bachelor of Science degrees in Mechanical Engineering and Economics from the Massachusetts Institute of Technology and a Master of Business Administration degree from Harvard Business School. Mr. Faust has been a Chartered Financial Analyst® ("CFA") since 1988. He is a trustee and vice chairman of the board of Wellesley College and a trustee and member of the executive committee of the Boston Symphony Orchestra.

Mr. Faust is a Board Nominee. Mr. Faust has served on the Board of Trustees since the Fund's inception in 2013. His qualifications for re-election include 35 years of experience in the asset management industry, during which he has advised, managed and overseen a broad range of investment portfolios and gained deep expertise in floating-rate loans and closed-end fund investing. He is the only member of the Board affiliated with the Eaton Vance Organization. His in-depth knowledge of the Eaton Vance Organization's portfolio management practices, investment teams and culture, and operating environment provides Mr. Faust with valuable insights that contributes meaningfully to the mix of experience and expertise of the Board as a whole. He serves on the boards of eight Eaton Vance funds that invest primarily in floating-rate loans, including five such funds that employ leverage.



Cynthia E. Frost. Ms. Frost has served as a member of the Eaton Vance Fund Boards since 2014 and is the Chairperson of the Portfolio Management Committee. From 2000 through 2012, Ms. Frost was the Chief Investment Officer of Brown University, where she established and built, including hiring and overseeing a team of investment professionals, Brown University's first professionally managed investment office. In that role, she oversaw the evaluation, selection and monitoring of third party investment managers who managed Brown University's endowment. From 1995 through 2000, Ms. Frost was a Portfolio Strategist for Duke Management Company, which oversaw Duke University's endowment. Ms. Frost also served in various investment and consulting roles at Cambridge Associates from 1989-1995, Bain and Company from 1987-1989 and BA Investment Management Company from 1983-1985. She serves as a member of the investment committee of the MCNC Endowment. Ms. Frost earned a Bachelor of Arts degree, with honors, in Economics from Stanford University and a Master of Business Administration degree, Edward Tuck Scholar, from Amos Tuck School, Dartmouth College. Ms. Frost is a CFA® charterholder.

Ms. Frost is a Board Nominee. She was appointed to the Board in 2014 and was previously elected by shareholders to serve as Trustee in 2017. Ms. Frost is a highly qualified candidate for Trustee, with extensive experience in managing institutional investment portfolios with high allocations to alternative investments, including portfolios that made extensive use of leverage and derivatives. She has significant expertise developing portfolio strategy, managing risk, working with investment committees and overseeing portfolio management teams. She serves on the boards of eight Eaton Vance funds that invest primarily in floating-rate bank loans, including five such funds that employ leverage.



Susan J. Sutherland. Ms. Sutherland has served as a member of the Eaton Vance Fund Boards since 2015 and is the Chairperson of the Compliance Reports and Regulatory Matters Committee. From 1982 through 2013, Ms. Sutherland practiced law at Skadden, Arps, Slate, Meagher & Flom, including as a partner in the Corporate Finance Group (1996-2006) and the Financial Institutions Group (2006-2013). She has over thirty years of experience advising companies, investment banks and private equity firms in a broad range of corporate transactions in industries including insurance and other financial services, healthcare, transportation, and industrial and consumer goods. Since 2018, Ms. Sutherland has served as a Director of Ascot Group Limited and certain of its subsidiaries. Ascot, through its related businesses, including Syndicate 1414 at Lloyd's of London, is a leading global underwriter of specialty property and casualty insurance and reinsurance. Ms. Sutherland previously served as a Director of two other companies engaged in property and casualty insurance or reinsurance: Montpelier Re Holdings Ltd. (2013-2015) and Hagerty Holding Corp. (2015-2018). Ms. Sutherland's corporate board committee experience includes service on audit, compensation, finance, investment, and nominating and governance committees. Since beginning her corporate board service in 2013, Ms. Sutherland's board or committee responsibilities have also included oversight over a broad range of in-house and third-party investment managers responsible for management of the respective companies' investment portfolios. Ms. Sutherland is qualified as a Governance Fellow of the National Association of Corporate Directors and has also served as a board member of prominent non-profit organizations. Ms. Sutherland earned a Bachelor of Arts degree in political science, with highest honors, from Denison University and a Juris Doctor degree from New York University School of Law, where she was a Root-Tilden Scholar.

Ms. Sutherland is a Board Nominee. She was appointed to the Board in 2015 and was previously elected by shareholders to serve as Trustee in 2017. Ms. Sutherland is a highly qualified candidate for Trustee, with extensive experience serving on corporate boards, as well as over 30 years of professional experience advising companies, investment banks and private equity firms in a broad range of corporate transactions and investments. She serves on the boards of eight Eaton Vance funds that invest primarily in floating-rate bank loans, including six such funds that employ leverage.



Valerie A. Mosley. Ms. Mosley has served as a member of the Eaton Vance Fund Boards since 2014 and is the Chairperson of the Governance Committee. She currently owns and manages a consulting and investment firm, Valmo Ventures and founded Upward Wealth, a company focused on helping everyday workers grow their net worth and reinforce their self-worth. From 1992 through 2012, Ms. Mosley served in several capacities at Wellington Management Company, LLP, an investment management firm, including as a Partner, Senior Vice President, Portfolio Manager and Investment Strategist. Ms. Mosley also served as Chief Investment Officer at PG Corbin Asset Management from 1990-1992 and worked in institutional corporate bond sales at Kidder Peabody from 1986-1990. She was also a Director of Progress Investment Management Company, a manager of emerging managers. She is a Director of Groupon, Inc., an ecommerce provider, and a Director of Envestnet, Inc., a provider of intelligent systems for wealth management and financial wellness. She is also a Director of DraftKings, Inc., a digital sports entertainment and gaming company. Ms. Mosley continues to serve as a Director of Dynex Capital, Inc. ("Dynex"), a mortgage REIT. Dynex had previously publicly announced that Ms. Mosley had decided not to stand for re-election to the company's Board of Directors at its annual shareholder meeting. Effective June 9, 2020, Ms. Mosley agreed to continue to serve as a member of the Dynex Board until such Board finds a replacement for her seat. She serves as a trustee or board member of several major non-profit organizations and endowments, including New Profit, a social venture firm that identifies, invests in and helps scale social entrepreneurs. She is a member of the Risk Audit Committee of the United Auto Workers Retiree Medical Benefits Trust and a member of the Investment Advisory Committee of New York State Common Retirement Fund. Ms. Mosley has designed and taught financial literacy curriculum to students in several schools located in Dorchester and Roxbury, Massachusetts. She has also designed a "teach-the-teachers" program with the Boston Federal Reserve to emphasize the "M" (Math) in STEM via financial literacy and money management concepts. Ms. Mosley serves on the Institutional Investors Advisory Counsel of MiDA, a USAID partner focused on investment opportunities in Africa, and also advises Impact X and Zeal Capital, venture funds focused predominantly on underrepresented entrepreneurs. Ms. Mosley served as President of Wellington Management Company's Foundation that reinvests in the communities where Wellington has a presence. Ms. Mosley earned a Bachelor of Arts degree in History from Duke University and a Master of Business Administration degree from The Wharton School, University of Pennsylvania.

Ms. Mosley is the APS Board Nominee. She was appointed to the Board in 2014 and was previously elected by APS shareholders to serve as a Trustee in 2017. Ms. Mosley is a highly qualified candidate for Trustee, with extensive experience in the investment management industry, including serving as a portfolio manager and chief investment officer, as well as serving on corporate boards and non-profit entities. She has significant expertise managing fixed income investment strategies. Ms. Mosley also has private venture and growth investing expertise. She serves on the boards of eight Eaton Vance funds that invest primarily in floating-rate bank loans, including six such funds that employ leverage.

APPENDIX: OTHER BOARD TRUSTEE BIOGRAPHIES



Mark R. Fetting. Mr. Fetting has served as a member of the Eaton Vance Fund Boards since 2016 and is the Chairperson of the Ad Hoc Committee for Closed-End Fund Matters. He has over 30 years of experience in the investment management industry as an executive and in various leadership roles. From 2000 through 2012, Mr. Fetting served in several capacities at Legg Mason, Inc., including most recently serving as President, Chief Executive Officer, Director and Chairman from 2008 to 2012. He also served as a Director/Trustee and Chairman of the Legg Mason family of funds from 2008-2012 and Director/Trustee of the Royce family of funds from 2001-2012. From 2001 through 2008, Mr. Fetting also served as President of the Legg Mason family of funds. From 1991 through 2000, Mr. Fetting served as Division President and Senior Officer of Prudential Financial Group, Inc. and related companies. Earlier in his professional career, Mr. Fetting served as a Partner with Greenwich Associates and was a Vice President at T. Rowe Price, holding leadership roles within the firm's mutual fund division from 1981-1987. He currently serves as President of the Board of Trustees of Gilman School, Baltimore, Maryland. He also serves on the Boards of Trustees of the Baltimore Community Foundation and of Mercy Hospital, Baltimore, Maryland. Mr. Fetting earned a Bachelor of Science degree in Engineering from The Wharton School, University of Pennsylvania, and a Master of Business Administration degree, with distinction, from Harvard Business School.



George J. Gorman. Mr. Gorman has served as a member of the Eaton Vance Fund Boards since 2014. He is the Chairperson of the Audit Committee and has been designated by the Board as an audit committee financial expert. From 1974 through 2009, Mr. Gorman served in various capacities at Ernst & Young LLP, including as a Senior Partner in the Asset Management Group (from 1988) specializing in managing engagement teams responsible for auditing mutual funds registered with the SEC, hedge funds and private equity funds. Mr. Gorman also has experience serving as an independent trustee of other mutual fund complexes, including the Bank of America Money Market Funds Series Trust from 2011-2014 and the Ashmore Funds from 2010-2014. Mr. Gorman previously served on the Board of Directors of the National Investment Company Service Association ("NICSA") from 1992-2012, including serving on NICSA's Chairperson from 1997-1999. Since 2012, Mr. Gorman has served on the Philanthropic Board of Advisors of Boston Children's Hospital, including on the Board of Advisors' Task Force in 2013 and as the Board of Advisors' representative on Boston Children's Hospital Trust Board's Planned Giving Task Force from 2012 to 2015. Mr. Gorman also serves on the Independent Directors' Council as a member of the Governing Council & Education Committee since 2016 and a member of the Executive Committee since 2019. Mr. Gorman received a Bachelor of Science degree, *cum laude*, in Business and Administration from Duquesne University and a Master of Business Administration degree from Amos Tuck School, Dartmouth College. He is a CPA in New York, Massachusetts, Maryland and Connecticut.



William H. Park. Mr. Park has served as a member of the Eaton Vance Fund Boards since 2003 and is the Independent Chairperson of the Board. He has been designated by the Board as an audit committee financial expert serving on the Audit Committee. Mr. Park was formerly a consultant from 2012-2014 and formerly the Chief Financial Officer of Aveon Group, L.P. from 2010-2011. Mr. Park also served as Vice Chairman of Commercial Industrial Finance Corp. from 2006-2010, as President and Chief Executive Officer of Prizm Capital Management, LLC from 2002-2005, as Executive Vice President and Chief Financial Officer of United Asset Management Corporation from 1982-2001 and as Senior Manager of Price Waterhouse (now PricewaterhouseCoopers) from 1972-1981. Mr. Park earned a Bachelor of Science degree in Industrial Engineering from Cornell University and a Master of Business Administration degree from Cornell University.



Helen Frame Peters. Dr. Peters has served as a member of the Eaton Vance Fund Boards since 2008. Dr. Peters is currently a Professor of Finance at Carroll School of Management, Boston College and was formerly Dean of Carroll School of Management from 2000-2002. Dr. Peters was previously a Director of BJ's Wholesale Club, Inc. from 2004-2011. In addition, Dr. Peters was the Chief Investment Officer, Fixed Income at Scudder Kemper Investments from 1998-1999 and Chief Investment Officer, Equity and Fixed Income at Colonial Management Associates from 1991-1998. Dr. Peters also served as a Trustee of SPDR Index Shares Funds and SPDR Series Trust from 2000-2009 and as a Director of the Federal Home Loan Bank of Boston from 2007-2009. Dr. Peters earned a Bachelor of Arts degree in Economics from the University of Pennsylvania, a Master's degree in Statistics from The Wharton School, University of Pennsylvania, and a doctorate degree in Finance from The Wharton School, University of Pennsylvania.



Keith Quinton. Mr. Quinton has served as a member of the Eaton Vance Fund Boards since 2018. He had over thirty years of experience in the investment industry before retiring from Fidelity Investments in 2014. Mr. Quinton served as a portfolio manager and senior quantitative analyst at Fidelity Investments from 2001-2014. Prior to joining Fidelity, Mr. Quinton was a vice president and quantitative analyst at MFS Investment Management from 2000-2001. From 1997 through 2000, he was a senior quantitative analyst at Santander Global Advisors and, from 1995 through 1997, Mr. Quinton was senior vice president in the quantitative equity research department at Putnam Investments. Prior to joining Putnam Investments, Mr. Quinton served in various investment roles at Eberstadt Fleming, Falconwood Securities Corporation and Drexel Burnham Lambert, where he began his career in the investment industry as a senior quantitative analyst in 1983. Mr. Quinton currently serves as an Independent Investment Committee Member of the New Hampshire Retirement System, a five member committee that manages investments based on the investment policy and asset allocation approved by the board of trustees, and as a Director, and currently the Chairman, of the New Hampshire Municipal Bond Bank. He is a lecturer at Amos Tuck School at Dartmouth College. Mr. Quinton earned an Artium Baccalaurei degree in Russian from Dartmouth College and a Master of Business Administration degree from Amos Tuck School, Dartmouth College. Mr. Quinton was a CFA® charterholder during his professional investment career until his retirement in 2014.



Marcus L. Smith. Mr. Smith has served as a member of the Eaton Vance Fund Boards since 2018. Since 2017, Mr. Smith has been a Director of MSCI Inc., a leading provider of investment decision support tools worldwide, where he serves on the Audit and Strategy & Finance Committees. From 2017 through 2018, he served as a Director of DCT Industrial Trust Inc., a leading logistics real estate company, where he served as a member of the Nominating and Corporate Governance and Audit Committees. Prior to his board work, Mr. Smith had a 23-year career at MFS Investment Management where he managed the MFS Institutional International Fund (MIEIX) for 17 years and the MFS Concentrated International Fund for 10 years. In these roles, Mr. Smith was responsible for all aspects of portfolio construction and stock selection for the funds. During his tenure as portfolio manager, the MFS Institutional International Fund grew from $121 million to $22 billion in assets under management. The portfolio received the Lipper Award in 2005 & 2010 for Best 3-year performance of 359 Large Capitalization international portfolios. In addition to his portfolio management duties, Mr. Smith served as Director of Equity, Canada from 2012 to 2017, Director of Equity, Asia from 2010 to 2012 and Director of Asian Equity Research from 2005 to 2010. Mr. Smith served on the MFS Equity Management committee from 2005 to 2017. As a member of MFS Equity Department Management, Mr. Smith served as regional Chief Investment Officer, Director of Equity, for Asia, Japan, Australia and Canada. In this capacity, Mr. Smith managed portfolio managers, analysts and institutional portfolio managers in each region with overall responsibility for recruitment, management, compensation and strategy for the region. Prior to joining MFS, Mr. Smith was a senior consultant at Accenture, working within their Financial Services Group. Mr. Smith served as a United States Army Reserve Officer from 1987 to 1992. He also served as a trustee of the University of Mount Union from 2008-2020, including as the chairman of its Finance Committee from 2015 to 2019. Mr. Smith currently sits on the Boston advisory board of the Posse Foundation and the Harvard Medical School Advisory Council on Education. Mr. Smith earned a Bachelor of Science, *cum laude*, in Computer Science from the University of Mount Union and a Master of Business Administration degree from The Wharton School, University of Pennsylvania.



Scott E. Wennerholm. Mr. Wennerholm has served as a member of the Eaton Vance Fund Boards since 2016 and is the Chairperson of the Contract Review Committee. He has over 30 years of experience in the financial services industry in various leadership and executive roles. Mr. Wennerholm served as Chief Operating Officer and Executive Vice President at BNY Mellon Asset Management from 2005-2011 where he provided oversight to fund governance, risk management, compliance and operations functions for this $1 trillion asset management company. He also served as Chief Operating Officer and Chief Financial Officer at Natixis Global Asset Management from 1997-2004 where he managed economic relationships between its mutual fund distributor and multiple fund advisors and was a Vice President at Fidelity Investments Institutional Services from 1994-1997 where he worked on mutual fund economics and product development. In addition, Mr. Wennerholm served as a Trustee at Wheelock College, a postsecondary institution from 2012-2018. Mr. Wennerholm earned Bachelor of Arts degrees in Business Administration and in Philosophy from Furman University and a Master of Business Administration degree from Boston University. He has held FINRA licenses in Series 7, 24, 27, and 63.